April 21, 2011

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	The Washington Post Company
Form 10-K for the Fiscal Year Ended January 2, 2011
Filed March 2, 2011
File No. 1-6714

Dear Mr. Spirgel:

This letter responds to the comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter dated April 6, 2011 (the “Comment Letter”) relating to the Annual Report on Form 10-K for the Fiscal Year Ended January 2, 2011 of The Washington Post Company (the “Company”).

Form 10-K for the Fiscal Year Ended January 2, 2011

1.	We note from your disclosures on page 46, that the recent Department of Education rulemaking activities and the Kaplan Commitment could have a material adverse effect on Kaplan’s future operating results and that in the short-term, you expect KHE operating income to be down very substantially in 2011. We also note from your disclosures on page 58, that the discounted cash flow analyses you used to determine the fair value of your reporting units includes an estimate for the possible impact of newly enacted and proposed “for-profit” education regulations.

Item 303 of Regulations S-K and the interpretive guidance found in Release 33-8350 regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations states that one of the principal objectives of MD&A is to provide information about the quality and potential variability of a company’s earnings and cash flow, so that readers can ascertain the likelihood that past performance is indicative of future performance. Ascertaining this indicative value depends to a significant degree on the quality of disclosure about the facts and circumstances surrounding known material trends and uncertainties in MD&A. In order to help your investors better understand management’s statement that the possible impact of the newly enacted and proposed “for-profit” education regulations could have a material adverse effect on your future operating results in the short-term, please revise to explain in more detail how the changes in the education rules and the impact of the Kaplan Commitment are expected to directly affect your results of operations and cash flows. Quantification of the material effects of known material trends should be considered and may be required to the extent material if quantitative information is reasonably available.

Response to 1:

At the time of the Company’s 10-K filing, there were many items disclosed that were impacting Kaplan Higher Education’s (KHE) current results, and that were expected to collectively impact KHE’s future results significantly. These factors don’t function independently, but rather interact with each other to influence student demand, enrollment and retention, as well as overall KHE financial results and operations. The following are some of the more important factors cited:

•

The Kaplan Commitment: The program was very new, having been phased in during the fourth quarter of 2010. The Company disclosed an estimate of the reduced revenues that would have occurred had the program been in effect for all of 2010, as well as the attrition rate experienced to-date during the risk-free period associated with the Kaplan Commitment.

•

With respect to the “program integrity rules” enacted in October 2010, the Company disclosed that it was not able to predict the impact that these rules would have on future operating results. Also, these rules aren’t effective until July 1, 2011.

•

The Company highlighted the Department of Education’s proposed “gainful employment” rule in its 10-K filing, noting that if the rule were enacted as proposed, it would significantly impact Kaplan’s operating results. The Company further disclosed that some of the data needed to compute program eligibility under the proposed rule was not available to the institutions.

•	Changes in marketing and admissions practices, and overall weaker demand.

•	Severance costs associated with a workforce reduction and increased regulatory compliance costs.

In its 10-Q for the first quarter of 2011, the Company expects to provide, to the extent possible, updated disclosures related to the following:

•	Results-to-date for the Kaplan Commitment program.

•	An updated discussion of the program integrity rules, including the Department of Education’s recent interpretive application guidance.

•	Status of the “gainful employment” proposal, which has not been finalized as of the date of this letter.

As the Company disclosed in its 10-K filing, KHE has implemented a number of marketing and admission changes and in the fourth quarter of 2010, new student enrollments were down due to these changes and overall weaker demand. Additionally, KHE incurred severance costs and increased regulatory compliance costs in the fourth quarter of 2010. As noted above, there are many factors in play beyond the Kaplan Commitment and newly enacted and proposed regulations that will impact KHE new student enrollments and related revenues, operating costs and cash flows. As a result, the Company will also continue to update new student enrollment information, and other initiatives undertaken in its 10-Q for the first quarter of 2011. Although the Company expects the downward trend in KHE revenue, operating income and cash flows to continue in the short-term, the number of interrelated contributing factors and the uncertain impact of those factors currently precludes the Company from reasonably quantifying the impact. For example, one of the key contributing factors is the Department of Education’s proposed “gainful employment” rule, which the Department of Education has stated will be modified in its final form and is expected to be effective on July 1, 2012.

While the Company prepared a discounted cash flow analysis for KHE in the fourth quarter of 2010, taking into account the possible impact of newly enacted and proposed for-profit education regulations, this was completed for purposes of performing its annual goodwill impairment review, and the estimated fair value of the KHE reporting unit exceeded its carrying value by a margin well in excess of 25% for purposes of this test.

In future filings, the Company will continue to assess and report on the impact of the Kaplan Commitment, enacted and proposed Department of Education regulations, and other factors impacting KHE future revenue, operating income and cash flows.

Note P. Contingencies and Losses, page 85

2.	We note that you are involved in a number of litigation and legal matters where the extent of your exposure to future losses is not clear. For example, it is not clear if you are subject to any exposure above the amounts already accrued in your financial statements in the class action lawsuit served on February 6, 2008. If it is reasonably possible that the outcome of these matters may result in a liability that materially exceeds the amount already accrued, paragraphs 3 – 5 of ASC 450-20-50 require disclosure of the range of reasonably possible loss or a clear statement that a range cannot be estimated. If you cannot estimate the range, please disclose the reasons for your belief that the range cannot be estimated. Please clarify and revise the disclosures regarding these uncertainties to conform to the requirements of ASC 450, or explain why no modification is necessary.

Response to 2:

The Company and its subsidiaries are involved in various legal proceedings that have arisen in the ordinary course of their businesses. Although the outcome of the claims and proceedings against the Company cannot be predicted with certainty, based on information available at the time of the 10-K filing, management believed that there were no existing claims or proceedings that were likely to have a material effect on the Company’s business, financial condition, results of operations or cash flows.

Also, based on information available at the time of the 10-K filing, management was of the opinion that the exposure to future material losses was not reasonably possible, as defined in ASC 450-20-20, or that future material losses in excess of the amounts accrued were not reasonably possible. Therefore, the Company did not provide a range of its exposure to future losses in its 10-K filing.

The Company will include updates to this information in its Form 10-Q filing for the first quarter of 2011 and in its subsequent filings.

*   *   *   *

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. Please call me at (202) 334-6676 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Wallace R. Cooney
Wallace R. Cooney
Vice President – Finance and Chief Accounting Officer

cc:	Terry French
Christy Adams

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